Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 20, 2014

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Garnero Group Acquisition Company Confidential Draft Registration Statement on Form S-1 Submitted on April 11, 2014 CIK No. 0001603969

Dear Mr. Clampitt:

On behalf of Garnero Group Acquisition Company (the “Company”), we respond as follows to the Staff’s comment letter, dated May 8, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the original filing submitted on April 11, 2014.  We are also delivering three (3) courtesy copies of such marked filing to Jessica Livingston.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

We wish to note for the Staff that in addition to the changes included in the Registration Statement responding to the Staff’s comments, we have revised the disclosure in the Registration Statement to change the components of the units from one share and one warrant to one share, one right entitling the holder to receive one tenth of a share automatically upon consummation of an initial business combination and one warrant to purchase one-half (1/2) of one share.  Conforming revisions have been made throughout the Registration Statement to reflect the foregoing changes.

Securities and Exchange Commission

May 20, 2014

General

1.
Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.  To date, no such written communications or research reports exist.

Prospectus cover page

2.	Disclose that shareholders must approve the initial business combination.

We have revised the disclosure on the prospectus cover page to disclose that shareholders must approve the initial business combination as requested.

Securities and Exchange Commission

May 20, 2014

Prospectus Summary

3.
Revise to add a subsection for “Founders and Management” and include a brief discussion of the founders, the management, and their experience acquiring companies and their experience with special purpose acquisition vehicles. In addition, add a cross-reference to the fuller discussion elsewhere in the Prospectus.

We have revised the disclosure on pages 2 and 3 of the Registration Statement to include a subsection for the Company’s founders and management and added a cross-reference to the fuller discussion in the Registration Statement as requested.

4.	If available, please provide a website address here or in the main section.

The Company does not currently maintain a website.  We therefore have not revised the disclosure in the Registration Statement in response to this comment.

5.
Expand the disclosure at the top of page 2 regarding the fair market value of the target being determined by the board, to state, if true, that the board has no obligation to obtain an independent valuation or fairness opinion.

We have revised the disclosure on page 2 of the Registration Statement as requested.

Private Placement, page 3

6.
Revise to disclose the Early Bird Option including the material terms and exercise period. In addition, add a risk factor discussing the risk of possible dilution to existing holders and possible decline in market price that may result from significant amount of shares that may enter the market.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 5 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we direct the Staff to the risk factor titled “Our outstanding rights, warrants and unit purchase options may have an adverse effect on the market price of our ordinary shares and make it more difficult to effect a business combination” contained on page 30 of the Registration Statement which already discusses the risks highlighted in this portion of the Staff’s comment.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

Securities and Exchange Commission

May 20, 2014

7.
Revise to disclose all registration rights that holders may have, the material details, including the earliest date such rights can be invoked and the number of shares that may be required to be registered at that time. In addition, add a risk factor for possible declines in market price that may result from significant additional shares entering the market.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 4 and 5 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we direct the Staff to the risk factor titled “If our shareholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination” contained on page 30 of the Registration Statement which already discusses the risks highlighted in this portion of the Staff’s comment.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

The Offering

Exercise Price, page 6

8.	Revise to disclose if the Company’s current intention is to have an effective registration statement to allow exercise or not.

We have revised the disclosure on page 8 of the Registration Statement as requested.

9.	Provide an illustrative example of a cashless warrant exercise.

We have revised the disclosure on page 8 of the Registration Statement to provide an illustrative example of a cashless warrant exercise as requested.
Conversion rights..., page 11

10.
We note that Garnero may require public shareholders to tender their certificates to your transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically. We also note the discussion in the Proposed Business section on page 54. Please cross-reference the corresponding risk factor disclosure. Also, revise the disclosure in the summary to briefly (i) contrast the procedures for conversion with those of traditional SPACs; (ii) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that Garnero will follow if a shareholder tenders his shares, the proposed combination is not approved and Garnero continues to search for a target company.

We have revised the disclosure on page 15 of the Registration Statement to reflect the Staff’s comment as requested.

Securities and Exchange Commission

May 20, 2014

Risk Factors, page 15

11.
Revise the last risk factor on page 16 to state the risk in the subheading that Garnero may need to borrow funds from the initial shareholders or cease searching for a target. Alternatively, place these risks in a separate risk factor.

We have revised the disclosure on page 21 of the Registration Statement to remove the above-referenced disclosure as it is already included in the risk factor titled “We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination” contained on page 21 of the Registration Statement.

12.	Revise the subheading of the first risk factor on page 18 to state the specific risk to shareholders of the cashless exercise of warrants.

We have revised the disclosure on page 22 of the Registration Statement as requested.

13.	Please reorder to place like risks together, for example, the last risk factor on page 25 should be placed with the similar risks on cashless warrant exercise.

We have revised the risk factor section as requested.

If we effect a business combination with a company located, page 29

14.	Here or elsewhere, include discussion of the risks associated with your currently targeted jurisdictions, for example, Latin America and Europe.

We have revised the disclosure on page 34 to provide a new risk factor titled “If we effect a business combination with a target business in Latin America or Europe, we would be subject to all of the risks attendant to operating in such jurisdictions” as requested.

Securities and Exchange Commission

May 20, 2014

Description of Securities, page 70

15.	Please revise your disclosure, as necessary, to include the following:

•
A discussion of the significance of being an exempted Cayman Islands company, including making clear where and how you will deviate from your rights and obligations as an exempted Cayman Islands company;

•	Whether shareholders may vote electronically, in person, or by proxy; and

•	A discussion of the minimum number of days that notice of meetings may be provided.

With respect to the first part of the Staff’s comment, the significance of being an exempted company is already set forth on page 1 of the Registration Statement.  The Company does not anticipate deviating from its rights and obligations as an exempted Cayman Islands company.  Accordingly, we have not revised the disclosure in response to this part of the Staff’s comment.

With respect to the second and third parts of the Staff’s comment, we have revised the disclosure on page 77 of the Registration Statement as requested.

Taxation, page 81

16.
Include discussion of other material jurisdictions as necessary, for example, Brazil. Additionally, please include the date of the undertaking received from the Governor-in-Cabinet of the Cayman Islands.

With respect to the first part of the Staff’s comment, we respectfully do not believe there are currently any other material jurisdictions to describe in the tax section.  Although the Company intends to focus its search for a target business located in Latin America or Europe, there is no assurance that it will in fact consummate a business combination with a target business in such jurisdictions.  Accordingly, we respectfully believe it would be inappropriate to include a discussion on the tax effects relating to a jurisdiction that may never be applicable.  Furthermore, any such tax effects would not become applicable to an investor until a business combination is completed.  In connection with any proposed business combination, the Company will need to provide investors with complete information, via a proxy statement, relating to the jurisdiction that the target operates in and the material tax effects of the transaction and owning the Company’s securities in such jurisdiction.  It is only at that time that an investor would need to understand the tax impacts of ownership in such jurisdiction as that is when the investor needs to determine whether he should retain his shares in the Company or seek conversion.  Accordingly, we respectfully believe it is not appropriate to include a tax discussion in the Registration Statement on any other jurisdiction at this time and therefore have not revised the disclosure in response to this portion of the Staff’s comment.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 89 of the Registration Statement as requested.

Securities and Exchange Commission

May 20, 2014

Part II

Exhibits

17.	Please provide all exhibits with your next amendment to facilitate the staff’s review.

We will file all exhibits as soon as possible.  The Company understands and acknowledges the Staff’s need to have time to review all exhibits prior to declaring the Registration Statement effective.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:           Mario Garnero, CEO